                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON,  DC 20549


                                       FORM 6-K


                               REPORT OF FOREIGN ISSUER
                         PURSUANT TO RULE 13a-16 OR 15d-16 OF
                         THE SECURITIES EXCHANGE ACT OF 1934



For the months of   JULY, AUGUST AND SEPTEMBER 1998

                                QUEBECOR PRINTING INC.
-------------------------------------------------------------------------------
                   (Translation of Registrant's Name into English)

              612 Saint-Jacques Street, Montreal, Quebec, Canada H3C 4M8
-------------------------------------------------------------------------------
                        (Address of Principal Executive Office


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)


Form 20-F                                    Form 40-F    X
          -------                                      -------


(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


Yes                      No    X
    -------                 -------

                               THIRD QUARTERLY REPORT
                                         OF
                                QUEBECOR PRINTING INC.
                                FILED IN THIS FORM 6-K



Material sent to shareholders by Fiducie Desjardins

Quarterly Report (ending September 1998)

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                                                                          [LOGO]


QUEBECOR PRINTING INC.
REPORT TO SHAREHOLDERS
THIRD QUARTER 1998







THE POWER
      TO SERVE

--------------------------------------------------------------------------------
                                 Financial Highlights
--------------------------------------------------------------------------------

Periods ended September, 30
(In millions of US dollars, except per share data)



                                                   3 Months                               9 Months
----------------------------------------------------                             ---------
                                            1998             1997 Change            1998            1997 Change
--------------------------------------------------------------------------------------------------------------------
SEGMENTED INFORMATION
---------------------
REVENUES
 United States                             543.2          518.3       4.8 %      1,583.6        1,461.5       8.4 %
 Canada                                    191.4          197.7      (3.2)%        589.6          570.2       3.4 %
 Europe                                    207.2          137.7      50.5 %        504.9          440.8      14.6 %
 International                              15.4           12.9                     51.1           17.5

OPERATING INCOME
 United States                              51.9           41.5      25.1 %        122.5          101.6      20.7 %
 Canada                                     14.2           16.3     (12.6)%         42.9           46.9      (8.6)%
 Europe                                     18.3           13.3      37.1 %         34.2           28.4      20.2 %
 International                               1.1            1.3                      4.8            2.2

OPERATING MARGIN
 United States                               9.6%           8.0 %                    7.7 %          6.9 %
 Canada                                      7.4%           8.2 %                    7.3 %          8.2 %
 Europe                                      8.8%           9.7 %                    6.8 %          6.4 %
 International                               7.0%          10.0 %                    9.5 %         12.4 %
--------------------------------------------------------------------------------------------------------------------

CONSOLIDATED RESULTS
 Revenues                                  957.2          866.6      10.5 %      2,729.2        2,490.0       9.6 %
 Operating income
  before depreciation
  & amortization                           147.2          125.4      17.4 %        379.9          336.0      13.1 %
 Operating income                           85.5           72.4      18.1 %        204.4          179.1      14.2 %
 Net Income                                 46.5           34.8      33.4 %        106.1           82.9      28.0 %
 Net Income
  available for holders
  of equity shares                          44.0           34.8      26.3 %         98.4           82.9      18.7 %

INCOME AS % OF REVENUES
 Operating income
  before depreciation
  & amortization                            15.4 %         14.5 %                   13.9 %         13.5 %
 Operating income                            8.9 %          8.4 %                    7.5 %          7.2 %

PER SHARE DATA ($US)
 Cash flow from
  operations                               $1.09          $0.85                     $2.66          $2.29
 Net Income                                $0.38          $0.30                     $0.85          $0.72

PER SHARE DATA ($Cdn) *
 Cash flow from
  operations                               $1.66          $1.16                     $3.92          $3.15
 Net Income                                $0.57          $0.42                     $1.25          $0.99
--------------------------------------------------------------------------------------------------------------------



*For reference only -- subject to the fluctuations of the exchange rate.

NOTE: All dollar amounts in this report are in US dollars, unless stated otherwise.

--------------------------------------------------------------------------------
                               MESSAGE TO SHAREHOLDERS
--------------------------------------------------------------------------------



Quebecor Printing's third quarter results reflect the strength of the Company's business foundation and its ability to contribute to improved performance, despite the disruptions caused by plant expansions and the introduction of new technology. Third quarter 1998 earnings available for holders of equity shares rose to $44 million from $35 million for the same period in 1997. After preferred share dividends, earnings per share increased 26% to $ 0.38 from $ 0.30 in 1997. Revenues increased 11% to $957 million, compared to $867 million in 1997. - For the nine months ended September 30, 1998, net income available for holders of equity shares rose to $98 million from $83 million last year. After preferred share dividends, earnings per share increased 18% to $0.85 from $0.72 in 1997. Revenues for the period were $2.73 billion, up 10% from $2.49 billion last year. Cash flow provided by operations totaled $316 million, business acquisitions were $243 million and capital expenditures totaled $243 million. The Company's debt:equity ratio was 47:53.

OPERATIONS OVERVIEW - In the U.S., the Company continues the renewal of its nationwide gravure network by retooling a number of plants and building a new facility at Fernley, Nevada. When this major retooling project is completed, customers will have access to the most modern, most efficient gravure network in North America. Quebecor Printing will offer a strategic advantage in terms of press width, speed and coast-to-coast coverage. - However, the Company is some distance from realizing the efficiencies that the investment promises. Plants in Dallas, Texas, and Atglen, Pennsylvania are still experiencing start-up difficulties as reflected in their significant

                                     Quebecor Printing Inc. and its subsidiaries
underperformance of third quarter operating earnings, when compared to the same period in 1997. Management is working to remedy the situation while ensuring that customer commitments are met. - In August, the Company announced the completion of its acquisition of Tryckinvest i Norden AB
(TINA), Scandinavia's largest printer, for the approximate sum of $221 million plus the assumption of $51 million in debt. The acquisition has expanded the Company's presence in Europe by 30% and strengthened Quebecor Printing's position as one of Europe's largest commercial printers. With 60% of the Nordic rotogravure market, TINA enjoys strong operating margins and excellent supplier relationships. It also benefits from a 28% corporate tax rate which is favorable when compared to US (38%) and Canadian (35%) tax rates. In the third quarter, TINA contributed 2 1/2 cents earnings per share on the strength of $57 million in revenue. - In September, the Company announced the sale of its check and credit card businesses to Toronto-based
MDC Communications for the sum of Cdn $55 million in cash and the balance in MDC shares. Price erosion and resulting pressure on operating margins led the Company to divest itself of this non-core business. Quebecor Printing's checks and credit card businesses made up less than 1% of its annual revenue.
- The Company will continue to maintain a strategic focus on core printing businesses while eliminating manufacturing redundancies in order to obtain the best yields possible. The closure of the Company's Atlanta facility and Quebecor Printing Federated in Providence, Rhode Island are recent examples.
- In October, the Company announced the acquisition of one of South America's most important book printers, Impreandes Presencia S.A. Impreandes Presencia is based in Bogota and is one of Colombia's most successful printers recognized for its strong sales force and excellent customer relations. When combined with Quebecor Printing's operations in Chile, Peru and Argentina, and with the Company's link to North American customers through its highly successful Mexican book operation, the acquisition represents a major advance in the Latin American book and commercial printing market.

DIVIDEND - On October 23, 1998, the Board of Directors declared a dividend of US $0.06 per share on the Multiple Voting Shares and Subordinate Voting Shares. This dividend is payable on December 1, 1998 to shareholders of record at the close of business on November 10, 1998. The Board of Directors also declared a dividend of CDN $0.3125 per share on Series 2 Preferred Shares. This dividend is payable on December 1, 1998 to shareholders of record at the close of business on November 10, 1998.

OUTLOOK - With initiatives such as the expansion of the Company's European activities to northern and eastern Europe, the establishment of a centralized worldwide procurement service to maximize global purchasing efficiencies, the consolidation of certain facilities, and the divestiture of activities outside of the Company's core business, Quebecor Printing is committed to becoming the best value in the printing industry for its shareholders.

Jean Neveu                                        Charles G. Cavell
Chairman of the Board                             President and
                                                  Chief Executive Officer
Montreal, Canada, November 1998
                                     Quebecor Printing Inc. and its subsidiaries

--------------------------------------------------------------------------------
                          Consolidated Statements of Income
--------------------------------------------------------------------------------

Periods ended September 30
(In thousands of US dollars, except for earnings per share amounts)
(Unaudited)


--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

REVENUES

Operating expenses:
   Operating costs
   Depreciation and amortization
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
OPERATING INCOME

Financial expenses
--------------------------------------------------------------------------------


Income taxes
--------------------------------------------------------------------------------


Non-controlling interest
--------------------------------------------------------------------------------

NET INCOME

Dividends on preferred shares
--------------------------------------------------------------------------------

NET INCOME AVAILABLE FOR HOLDERS OF EQUITY SHARES
--------------------------------------------------------------------------------

EARNINGS PER SHARE
--------------------------------------------------------------------------------

Average number of equity shares outstanding (in thousands)
--------------------------------------------------------------------------------

                                     [PIE CHART]


                Three months                 Nine months
----------------------------------------------------------------
            1998          1997           1998           1997
----------------------------------------------------------------
       $957,174       $866,584     $2,729,224     $2,489,994


        809,934        741,140      2,349,374      2,154,003
         61,749         53,058        175,418        156,930
----------------------------------------------------------------
        871,683        794,198      2,524,792      2,310,933
----------------------------------------------------------------

         85,491         72,386        204,432        179,061

         16,063         17,324         46,475         49,459
----------------------------------------------------------------

         69,428         55,062        157,957        129,602

         21,871         19,250         49,757         45,231
----------------------------------------------------------------

         47,557         35,812        108,200         84,371

          1,072            965          2,078          1,456
----------------------------------------------------------------

         46,485         34,847        106,122         82,915

          2,481              -          7,702              -
----------------------------------------------------------------

       $ 44,004       $ 34,847     $   98,420     $   82,915
----------------------------------------------------------------


       $   0.38       $   0.30     $     0.85     $     0.72
----------------------------------------------------------------

        115,736        115,574        115,678        115,564
----------------------------------------------------------------




REVENUES BY PRODUCT SEGMENT (9 MONTHS)                1998           1997
                                                    ------------------------
1. Magazines                                          29.2 %         28.3 %
2. Inserts and circulars                              19.7           19.3
3. Catalogs                                           16.0           14.4
4. Books                                              13.9           15.7
5. Specialty Printing                                 10.4           10.8
6. Directories                                         4.5            4.6
7. Related Services and CD-ROM                         4.4            4.9
8. Checks, Bonds and Banknotes                         1.9            2.0


                                     Quebecor Printing Inc. and its subsidiaries

--------------------------------------------------------------------------------
               Consolidated Statements of Changes in Financial Position
--------------------------------------------------------------------------------
Periods ended September 30
(In thousands of US dollars)
(Unaudited)


--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

Cash provided by (used for):

OPERATIONS:
  Net income
  Items not involving cash:
     Depreciation and amortization
     Deferred income taxes
     Non-controlling interest
     Other
--------------------------------------------------------------------------------

  Changes in non-cash operating working capital
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

FINANCING:
  Net proceeds from issuance of capital stock
  Net increase of long-term debt
  Dividends on equity shares
  Dividends paid to preferred shareholders
  Dividends paid to non-controlling shareholders
  Translation adjustment
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

INVESTMENTS:
  Business acquisitions, net of cash position
  Additions to fixed assets
  Increase in other assets
  Other
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

INCREASE (DECREASE) IN CASH POSITION

Cash position at beginning
--------------------------------------------------------------------------------

CASH POSITION AT END
--------------------------------------------------------------------------------

REPRESENTED BY:
  Cash
  Bank indebtedness
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------


                          Nine months               Nine months
--------------------------------------------------------------------------------
                               1998                     1997
--------------------------------------------------------------------------------
                          $  06,122                $  82,915

                            175,418                  156,930
                             30,903                   18,671
                              2,078                    1,456
                              1,300                    4,224
--------------------------------------------------------------------------------
                            315,821                  264,196

                            (83,583)                 (85,844)
--------------------------------------------------------------------------------
                            232,238                  178,352
--------------------------------------------------------------------------------


                              1,655                      480
                            285,997                  242,007
                            (20,828)                 (12,713)
                             (8,277)                       -
                             (1,467)                  (1,031)
                             (1,638)                  (4,162)
--------------------------------------------------------------------------------
                            255,442                  224,581
--------------------------------------------------------------------------------


                           (242,645)                (185,399)
                           (243,015)                (223,107)
                            (16,010)                 (11,296)
                             18,315                    3,241
--------------------------------------------------------------------------------
                           (483,355)                (416,561)
--------------------------------------------------------------------------------

                              4,325                  (13,628)

                            (18,604)                     806
--------------------------------------------------------------------------------

                          $ (14,279)               $ (12,822)
--------------------------------------------------------------------------------


                          $   1,917                $   2,030
                            (16,196)                 (14,852)
--------------------------------------------------------------------------------
                          $ (14,279)               $ (12,822)
--------------------------------------------------------------------------------


                                     Quebecor Printing Inc. and its subsidiaries

--------------------------------------------------------------------------------
                             Consolidated Balance Sheets
--------------------------------------------------------------------------------
(In thousands of US dollars)




--------------------------------------------------------------------------

--------------------------------------------------------------------------
ASSETS
Current assets :
  Cash
  Trade receivables
  Inventories
  Prepaid expenses
--------------------------------------------------------------------------

Fixed assets
  less accumulated depreciation
--------------------------------------------------------------------------


Goodwill

Other assets
--------------------------------------------------------------------------


--------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities :
  Bank indebtedness
  Trade payables and accrued liabilities
  Incomeand other taxes
  Current portion of long-term debt and convertible debentures
--------------------------------------------------------------------------


Long-term debt
Other liabilities
Deferred income taxes
Convertible debentures
Non-controlling interest

Shareholders' equity :
  Capital stock
  Contributed surplus
  Retained earnings
  Translation adjustment
--------------------------------------------------------------------------


--------------------------------------------------------------------------


--------------------------------------------------------------------------


             September 30         December 31        September 30
               (unaudited)           (audited)         (unaudited)
--------------------------------------------------------------------------
                     1998                1997                1997
--------------------------------------------------------------------------

               $    1,917          $      380          $    2,030
                  678,512             683,840             606,712
                  262,930             253,228             253,540
                   26,460              20,907              27,541
--------------------------------------------------------------------------
                  969,819             958,355             889,823

                3,180,161           2,887,510           2,734,170
                  987,460             843,131             794,465
--------------------------------------------------------------------------
                2,192,701           2,044,379           1,939,705

                  597,742             383,801             339,525

                   97,435              89,003              91,995
--------------------------------------------------------------------------

               $3,857,697          $3,475,538          $3,261,048
--------------------------------------------------------------------------



               $   16,196          $   18,984          $   14,852
                  561,796             635,050             531,927
                   25,412              32,993              29,658
                   43,813              52,019              39,930
--------------------------------------------------------------------------
                  647,217             739,046             616,367

                1,254,126             913,269           1,037,791
                  123,602             114,065             118,445
                  233,037             195,005             195,785
                   62,591              60,021              75,238
                   16,363              17,792              18,737


                  897,656             896,001             683,503
                   88,737              88,737              88,737
                  585,531             508,514             476,851
                  (51,163)            (56,912)            (50,406)
--------------------------------------------------------------------------

                1,520,761           1,436,340           1,198,685
--------------------------------------------------------------------------

               $3,857,697          $3,475,538          $3,261,048
--------------------------------------------------------------------------


HEAD OFFICE
-----------------------------------------
Quebecor Printing Inc.
612 Saint-Jacques Street
Montreal, Quebec
Canada H3C 4M8
Tel.: (514) 954-0101
    1 (800) 567-7070
Fax:  (514) 954-9624














                                    [LOGO]
                                   QUEBECOR
                                 PRINTING INC.

                                      SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                    QUEBECOR PRINTING INC.



                    By:       (s)    PHILIPPE MONTEL
                             ----------------------------------------------
                              Name:   Philippe Montel
                    Title:    Vice President, Legal Affairs and Secretary





Date: November 30, 1998